Filed by: HomeStreet, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended Subject Company: HomeStreet, Inc. Commission File No.: 001-35424 The following is additional information HomeStreet Bank will provide to customers who request additional information regarding the merger arising out of the proposed transaction between HomeStreet, Inc. and Mechanics Bank.

HomeStreet and Mechanics Bank merger client email – FINAL2 Please use with customers who are requesting more information about the merger. Subject Line: Exciting News – HomeStreet Bank to Become Mechanics Bank, Bringing More Value to You Dear _____, I hope all is well. I’m writing to share some exciting news! California-based Mechanics Bank and Seattle-based HomeStreet, Inc. have announced a strategic merger agreement under which HomeStreet Bank will be merged with and into Mechanics Bank to create the premier community bank in your neighborhood. The press release is available here. Pending regulatory and shareholder approvals, the proposed merger is expected to close in the third quarter of this year. This merger brings together two highly respected and trusted West Coast banks with common strategies and values. Pillars in our respective markets for well over a century, Mechanics Bank and HomeStreet, are both admired for their genuine, client-first cultures, strong retail franchises, and deep community ties. Mechanics Bank was founded in 1905, so together, we will bring you 224 years of combined experience! While the HomeStreet Bank name will change to Mechanics Bank, you will continue to be served by the same, friendly personnel who are committed to exceeding your expectations. Current HomeStreet Bank branches will remain open, and you’ll have access to an expanded suite of products and services to suit your unique financial needs. As a consumer customer, you’ll continue to access your accounts through the many account features to which you are accustomed. In addition, Mechanics Bank also offers comprehensive wealth management and trust services that we look forward to introducing to you. For our business customers, our current array of services will be augmented with a robust online banking and treasury management platform that scales based on your business’ needs. We will also be expanding our financing programs for our business customers. Over time, we will be transitioning our systems as thoughtfully as possible to serve you from a unified banking platform. Our goal from the start is to ensure the changes we make add value for you. If changes impact you, we’ll reach out and provide detailed information on any account changes and action steps you may need to take to help ensure a smooth transition. Until then, continue to bank as you normally do. Thank you for your continued trust in HomeStreet Bank. We look forward to working with you and delivering even greater value as we move forward together to become Mechanics Bank. If you have any questions, please let me know. You are the reason we are here, and we value your questions, concerns, and ideas. Sincerely, (Email Signature of Relationship/Branch Manager) Cautionary Note Regarding Forward Looking Statements

HomeStreet and Mechanics Bank merger client email – FINAL2 Please use with customers who are requesting more information about the merger. When used in this customer e-mail and in other documents filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”), in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Mechanics Bank, HomeStreet and HomeStreet Bank (the “Transaction”), including future financial and operating results, and the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. These forward-looking statements are subject to risks, uncertainties, assumptions, estimates, and other important factors that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in HomeStreet’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: a) the occurrence of any event, change, or other circumstance that could give rise to the right of one or all of the parties to terminate the Merger Agreement; b) the outcome of any legal proceedings that may be instituted against Mechanics Bank, HomeStreet or HomeStreet Bank; c) the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); d) the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Mechanics Bank, HomeStreet and HomeStreet Bank operate; e) changes in asset quality and credit risk; f) the inability to sustain revenue and earnings growth; g) customer borrowing, repayment, investment and deposit practices; h) customer disintermediation; i) the ability to promptly and effectively integrate the businesses of Mechanics Bank, HomeStreet and HomeStreet Bank; j) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; k) reputational risk and potential adverse reactions of Mechanics Bank’s, HomeStreet’s or HomeStreet Bank’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; l) the dilution caused by HomeStreet’s issuance of additional shares of its capital stock in connection with the Transaction; m) and the diversion of management’s attention and time from ongoing business operations and opportunities on Transaction-related matters. These factors are not necessarily all of the factors that could cause Mechanics Bank’s, HomeStreet’s, HomeStreet Bank’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could significantly harm Mechanics Bank’s, HomeStreet’s, HomeStreet Bank’s or the combined company’s results. Forward-looking statements speak only as of the date they are made and Mechanics Bank, HomeStreet and HomeStreet Bank do not undertake or assume any obligation to update any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Mechanics Bank, HomeStreet or HomeStreet Bank update one or more forward-looking statements, no inference should be drawn that Mechanics Bank, HomeStreet or HomeStreet Bank will make additional updates with respect to those or other forward-looking statements. Further information regarding HomeStreet and HomeStreet Bank, and factors which could affect the forward-looking statements contained herein can be found in HomeStreet’s filings with the SEC.

HomeStreet and Mechanics Bank merger client email – FINAL2 Please use with customers who are requesting more information about the merger. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information about the Transaction and Where to Find It In connection with the Transaction, HomeStreet will file with the SEC a Registration Statement on Form S-4 to register the shares of HomeStreet (which will be renamed Mechanics Bancorp following the closing) capital stock to be issued in connection with the Transaction. The Registration Statement will include a consent solicitation statement of Mechanics Bank and a proxy statement of HomeStreet that also constitutes a prospectus. The definitive joint consent solicitation statement/proxy statement/prospectus will be sent to the shareholders of HomeStreet seeking their approval of the Transaction and other related matters and to shareholders of Mechanics Bank. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT CONSENT SOLICITATION STATEMENT/PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN IT BECOMES AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE CONSENT SOLICITATION STATEMENT/JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING HOMESTREET, HOMESTREET BANK, MECHANICS BANK, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HomeStreet through the website maintained by the SEC at http://www.sec.gov or from HomeStreet at its website, https://ir.homestreet.com/sec-filings/all-filings/default.aspx. Documents furnished or filed with the SEC by HomeStreet will be available free of charge by accessing the “Investor Relations” page of HomeStreet’s website at https://ir.homestreet.com/sec-filings/all-filings/default.aspx. Participants in the Solicitation Mechanics Bank, HomeStreet and certain of HomeStreet’s directors and executive officers may be deemed to be participants in the solicitation of proxies from HomeStreet’s shareholders in connection with the Transaction. Information about the interests of the persons who may be deemed to be participants in the solicitation of shareholders of HomeStreet in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint consent solicitation statement/proxy statement/prospectus related to the Transaction, which will be filed by HomeStreet with the SEC. Information about the directors and executive officers of HomeStreet, their ownership of HomeStreet common stock, and HomeStreet’s transactions with related persons is set forth in the sections entitled “HomeStreet Corporate Governance and Other Matters,” “2023 Executive Compensation Program,” “2023 Summary Compensation Table” and “Principal Shareholders of HomeStreet” in the definitive proxy statement filed in connection with HomeStreet’s meeting of shareholders held on June 18, 2024, as filed with the SEC on Schedule 14A on May 16, 2024 (and which is available at https://www.sec.gov/Archives/edgar/data/1518715/000155278124000348/e24254_hmst-defm14a.htm). To the extent holdings of HomeStreet common stock by the directors and executive officers of HomeStreet have changed from the amounts held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described above.

Cautionary Note Regarding Forward Looking Statements When used in this press release and in other documents filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”), in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Mechanics Bank, HomeStreet and HomeStreet Bank (the “Transaction”), including future financial and operating results, and the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. These forward-looking statements are subject to risks, uncertainties, assumptions, estimates, and other important factors that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in HomeStreet’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: a) the occurrence of any event, change, or other circumstance that could give rise to the right of one or all of the parties to terminate the Merger Agreement; b) the outcome of any legal proceedings that may be instituted against Mechanics Bank, HomeStreet or HomeStreet Bank; c) the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); d) the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Mechanics Bank, HomeStreet and HomeStreet Bank operate; e) changes in asset quality and credit risk; f) the inability to sustain revenue and earnings growth; g) customer borrowing, repayment, investment and deposit practices; h) customer disintermediation; i) the ability to promptly and effectively integrate the businesses of Mechanics Bank, HomeStreet and HomeStreet Bank; j) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; k) reputational risk and potential adverse reactions of Mechanics Bank’s, HomeStreet’s or HomeStreet Bank’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; l) the dilution caused by HomeStreet’s issuance of additional shares of its capital stock in connection with the Transaction; m) and the diversion of management’s attention and time from ongoing business operations and opportunities on Transaction-related matters. These factors are not necessarily all of the factors that could cause Mechanics Bank’s, HomeStreet’s, HomeStreet Bank’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could significantly harm Mechanics Bank’s, HomeStreet’s, HomeStreet Bank’s or the combined company’s results. Forward-looking statements speak only as of the date they are made and Mechanics Bank, HomeStreet and HomeStreet Bank do not undertake or assume any obligation to update any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Mechanics Bank, HomeStreet or HomeStreet Bank update one or more forward-looking statements, no inference should be drawn that Mechanics Bank, HomeStreet or HomeStreet Bank will make additional updates with respect to those or other forward-looking statements. Further information regarding HomeStreet and HomeStreet Bank, and factors which could affect the forward-looking statements contained herein can be found in HomeStreet’s filings with the SEC.

No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information about the Transaction and Where to Find It In connection with the Transaction, HomeStreet will file with the SEC a Registration Statement on Form S-4 to register the shares of HomeStreet (which will be renamed Mechanics Bancorp following the closing) capital stock to be issued in connection with the Transaction. The Registration Statement will include a consent solicitation statement of Mechanics Bank and a proxy statement of HomeStreet that also constitutes a prospectus. The definitive joint consent solicitation statement/proxy statement/prospectus will be sent to the shareholders of HomeStreet seeking their approval of the Transaction and other related matters and to shareholders of Mechanics Bank. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT CONSENT SOLICITATION STATEMENT/PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN IT BECOMES AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE CONSENT SOLICITATION STATEMENT/JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING HOMESTREET, HOMESTREET BANK, MECHANICS BANK, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HomeStreet through the website maintained by the SEC at http://www.sec.gov or from HomeStreet at its website, https://ir.homestreet.com/sec-filings/all-filings/default.aspx. Documents filed with the SEC by HomeStreet will be available free of charge by accessing the “Investor Relations” page of HomeStreet’s website at https://ir.homestreet.com/sec-filings/all-filings/default.aspx. Participants in the Solicitation Mechanics Bank, HomeStreet and certain of HomeStreet’s directors and executive officers may be deemed to be participants in the solicitation of proxies from HomeStreet’s shareholders in connection with the Transaction. Information about the interests of the persons who may be deemed to be participants in the solicitation of shareholders of HomeStreet in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint consent solicitation statement/proxy statement/prospectus related to the Transaction, which will be filed by HomeStreet with the SEC. Information about the directors and executive officers of HomeStreet, their ownership of HomeStreet common stock, and HomeStreet’s transactions with related persons is set forth in the sections entitled “HomeStreet Corporate Governance and Other Matters,” “2023 Executive Compensation Program,” “2023 Summary Compensation Table” and “Principal Shareholders of HomeStreet” in the definitive proxy statement filed in connection with HomeStreet’s meeting of shareholders held on June 18, 2024, as filed with the SEC on Schedule 14A on May 16, 2024 (and which is available at https://www.sec.gov/Archives/edgar/data/1518715/000155278124000348/e24254_hmst-defm14a.htm). To the extent holdings of HomeStreet common stock by the directors and executive officers of HomeStreet have changed from the amounts held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described above.